===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE TO

                              (Amendment No. 74)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                          WILLAMETTE INDUSTRIES, INC.
                      (Name of Subject Company (Issuer))

                            COMPANY HOLDINGS, INC.
                             WEYERHAEUSER COMPANY
                     (Names of Filing Persons -- Offerors)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   969133107
                     (CUSIP Number of Class of Securities)

                             Robert A. Dowdy, Esq.
                             Weyerhaeuser Company
                         Federal Way, Washington 98063
                           Telephone: (253) 924-2345

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Filing
                                   Persons)

                                   Copy to:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                           Telephone: (212) 474-1000

===============================================================================

                                  SCHEDULE TO

          This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 29, 2000 (as previously amended, the "Schedule TO"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or "Parent"), to purchase (1) all outstanding shares ("Shares") of common stock, par value $0.50 per share, of Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), and
(2) unless and until validly redeemed by the Board of Directors of Willamette, the related rights to purchase shares of Series B Junior Participating Preferred Stock, $0.50 par value per share, of Willamette (the "Rights") issued pursuant to the Rights Agreement, dated as of February 25, 2000 by and between Willamette and Mellon Investor Services LLC (f/k/a ChaseMellon Shareholder Services, L.L.C.), as Rights Agent at a price of $55.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated November 29, 2000, the Supplement thereto dated May 7, 2001 (the "First Supplement"), the Second Supplement thereto dated January 28, 2002 (the "Second Supplement") and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

          Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement and the Schedule TO.


ITEMS 4 AND 8.      TERMS OF THE OFFER; INTEREST IN WILLAMETTE SECURITIES

          The subsequent offering period in connection with the Offer expired on Wednesday, February 13, 2002 at 12:00 midnight, New York City time. Weyerhaeuser's preliminary calculations indicate that during the subsequent offering period Willamette shareholders tendered approximately 5.7 million Shares (including approximately 1.6 million Shares with respect to which Notices of

Guaranteed Delivery were submitted). The Shares tendered during the subsequent offering period, together with the 101.6 million Shares purchased by the Purchaser following expiration of the initial offering period, represent approximately 97.5% of the outstanding Shares of Willamette common stock.

          The text of a press release issued by Weyerhaeuser on February 14, 2002, is filed as Exhibit (a)(5)(WWW) hereto.

ITEM 12.            EXHIBITS

(a)(5)(WWW)     Press release issued by Weyerhaeuser Company, dated
                February 14, 2002.

                                  SIGNATURES

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


                                                COMPANY HOLDINGS, INC.,

                                                by /s/ STEVEN R. ROGEL
                                                   ----------------------------
                                                   Name:  Steven R. Rogel
                                                   Title: President


                                                WEYERHAEUSER COMPANY,

                                                by /s/ STEVEN R. ROGEL
                                                   ----------------------------
                                                   Name:  Steven R. Rogel
                                                   Title: President and Chief
                                                          Executive Officer


Dated: February 14, 2002

                                 Exhibit Index

Exhibit No.     Description

(a)(5)(WWW)     Press release issued by Weyerhaeuser Company, dated
                February 14, 2002.

                                                           Exhibit (a)(5)(WWW)


NEWS RELEASE                                               [WEYERHAEUSER LOGO]
FOR IMMEDIATE RELEASE

                     WEYERHAEUSER ANNOUNCES EXPIRATION OF
                     WILLAMETTE SUBSEQUENT OFFERING PERIOD

FEDERAL WAY, Wash., February 14, 2002--Weyerhaeuser Company (NYSE: WY) today announced that the subsequent offering period in connection with the tender offer by its wholly owned subsidiary, Company Holdings, Inc. ("CHI"), to purchase all of the outstanding shares of common stock of Willamette Industries, Inc. (NYSE: WLL) expired on Wednesday, February 13, 2002 at 12:00 midnight, New York City time. Weyerhaeuser's preliminary calculations indicate that during the subsequent offering period Willamette shareholders tendered approximately 5.7 million Willamette shares (including approximately 1.6 million shares with respect to which notices of guaranteed delivery were submitted). The shares tendered during the subsequent offering period, together with the Willamette shares purchased by CHI following expiration of the initial offering period, represent approximately 97.5 percent of the outstanding shares of Willamette common stock.

As previously announced, Weyerhaeuser intends to complete a second-step merger as soon as practicable in which all remaining Willamette shares will be converted into the right to receive the same cash price paid in the tender offer. Weyerhaeuser expects that the second-step merger will occur on March 14, 2002.

Weyerhaeuser Company, one of the world's largest integrated forest products companies, was incorporated in 1900. In 2001, sales were $14.5 billion. It has offices or operations in 17 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser's businesses, products and practices is available at www.weyerhaeuser.com.

Today's news release, along with other news about Weyerhaeuser, is available on the Internet at www.weyerhaeuser.com.

Weyerhaeuser contacts:

    ANALYSTS                                                MEDIA
    Kathryn McAuley       Joele Frank / Jeremy Zweig        Bruce Amundson
    Weyerhaeuser          Joele Frank, Wilkinson            Weyerhaeuser
    (253) 924-2058        Brimmer Katcher                   (253) 924-3047
                          (212) 355-4449



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